EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	For the Twelve	Fiscal Year Ended September 30,
	Months Ended
	March 31, 2011	2010	2009	2008	2007
EARNINGS:
(Thousands of Dollars)

Income from Continuing Operations	$249,189	$219,133	$103,484	$266,907	$201,248
Plus Income Tax Expense	157,573	137,227	52,859	167,672	131,291
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(794)	(2,488)	(1,562)	(6,303)	(4,979)
Plus Distributions from Unconsolidated Subsidiaries	4,578	2,600	2,900	8,280	1,613
Plus Interest Expense on Long-Term Debt	81,184	87,190	79,419	70,099	68,446
Plus Other Interest Expense	6,232	6,756	7,370	3,271	4,155
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,124)	(1,156)	(1,119)
Plus (Less) Allowance for Borrowed Funds Used in Construction	502	323	1,174	2,100	374
Plus (Less) Other Capitalized Interest	1,555	1,056	—	—	—
Plus Rentals (2)	1,700	1,707	1,867	2,229	2,685

	$499,929	$451,714	$245,690	$512,402	$403,017

FIXED CHARGES:
(Thousands of Dollars)

Interest & Amortization of Premium and Discount of Funded Debt	$81,184	$87,190	$79,419	$70,099	$68,446
Plus Other Interest Expense	6,232	6,756	7,370	3,271	4,155
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,124)	(1,156)	(1,119)
Plus (Less) Allowance for Borrowed Funds Used in Construction	502	323	1,174	2,100	374
Plus (Less) Other Capitalized Interest	1,555	1,056	—	—	—
Plus Rentals (2)	1,700	1,707	1,867	2,229	2,685

	$90,080	$95,939	$88,706	$76,543	$74,541

RATIO OF EARNINGS TO FIXED CHARGES	5.55	4.71	2.77	6.69	5.41

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2009 includes an impairment of an investment in a partnership of $1,804.